                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-70967

                     THE INFORMATION IN THIS PRELIMINARY
          PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.

                  SUBJECT TO COMPLETION. DATED APRIL 28, 2000.

          Prospectus Supplement to Prospectus dated February 3, 1999.

                                  $500,000,000

                               ALBERTSON'S, INC.

[ALBERTSON'S, INC. LOGO]
                  $     ,000,000        % Senior Notes due 20
$     ,000,000        % Senior Debentures due 20
                             ----------------------

     Albertson's, Inc. will pay interest on the Notes and Debentures on May 15 and November 15 of each year, except that the first such payment will be made on November 15, 2000. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples of $1,000.

     On or after the date of this prospectus supplement, Albertson's will have the right to redeem all or any portion of the Notes or Debentures at the redemption price described in this prospectus supplement, plus accrued interest.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                                             Proceeds, before
                                           Initial public    Underwriting      expenses, to
                                           offering price      discount        Albertson's
                                           --------------    ------------    ----------------
Per      % Note due 20  .................               %               %                  %
Total....................................   $                 $                $
Per      % Debenture due 20  ............               %               %                  %
Total....................................   $                 $                $

     The initial public offering prices set forth above do not include accrued
interest, if any. Interest on the Notes and Debentures will accrue from May   ,
2000 and must be paid by the purchaser if the Notes and Debentures are delivered
after May   , 2000.

                             ----------------------

     The underwriters expect to deliver the Notes and Debentures in book-entry form only through the facilities of The Depository Trust Company, including for the accounts of Euroclear and Clearstream Luxembourg against payment in New
York, New York on May   , 2000.

GOLDMAN, SACHS & CO.
       MERRILL LYNCH & CO.
              BANC OF AMERICA SECURITIES LLC
                      BANC ONE CAPITAL MARKETS, INC.
                              WACHOVIA SECURITIES, INC.
                                     FIRST UNION SECURITIES, INC.
                                           THE WILLIAMS CAPITAL GROUP, L.P.

                             ----------------------

                   Prospectus Supplement dated May   , 2000.

             [Store location map showing number of combination/conventional stores, stand-alone drugstores and warehouse stores operated by Albertson's in each state.]

      NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY ALBERTSON'S OR ANY UNDERWRITER THAT WOULD PERMIT DISTRIBUTION OF A PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. ANY PERSON INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS COMES IS ADVISED BY ALBERTSON'S AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words "believes," "anticipates," "expects" and similar expressions. Albertson's has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

- changes in the general economy;

- changes in consumer spending;

- changes in the rate of inflation;

- changes in state or federal legislation or regulation;

- adverse determinations with respect to litigation or other claims (including environmental matters);

- labor negotiations; and

- Albertson's ability to successfully integrate the operations of acquired or merged companies.

      Albertson's undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the incorporated documents might not occur.

                             ----------------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Albertson's has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Albertson's is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. The business, financial condition, results of operations and prospects of Albertson's may have changed since that date.

                                  THE COMPANY

      Albertson's, Inc. is incorporated under the laws of the State of Delaware and is the successor to a business founded by J.A. Albertson in 1939. Albertson's is one of the largest retail food-drug companies in the United States. Its stores operate primarily under the names of Albertson's, Acme Markets, Jewel Food Stores, Seessel's, Super Saver, Max, Osco Drug and Sav-on.

      On June 23, 1999, Albertson's completed its combination with American Stores Company. Pursuant to the merger agreement between the two companies, American Stores became a wholly-owned subsidiary of Albertson's. The transaction has been accounted for as a pooling of interests for accounting and financial reporting purposes. As part of the merger, Albertson's issued approximately 177 million shares of common stock for all of the outstanding shares of American Stores common stock. The information in this prospectus supplement gives effect to the combination with American Stores.

      As of February 3, 2000, Albertson's operated 2,492 stores in 37 Northeastern, Western, Midwestern and Southern states. These stores consist of 1,326 combination food-drug stores (including 76 fuel centers located near these stores), 802 stand-alone drug stores, 335 conventional supermarkets, 28 warehouse stores and one e-commerce retail site. Retail operations are supported by 21 major Albertson's distribution centers that provide product exclusively to Albertson's retail stores.

      Albertson's owns over 46% of the retail stores it operates, including owned buildings on leased land, and leases the remaining stores. Albertson's also owns most of its administrative offices and distribution centers. Albertson's prefers to own its properties because it provides control and flexibility with respect to financing terms, remodeling, expansions (including the addition of fuel centers) and closures.

      Albertson's mission is to be "The Best Store in Your Neighborhood" by creating value through superior service and quality products. Historically, Albertson's has maintained its strength as a performance leader through consistent growth in sales and earnings. During the next two years, Albertson's intends to open 190 combination food-drug stores, 115 stand-alone drugstores and 250 fuel centers, funded primarily through internally generated cash flow. Albertson's strives to maintain a strong cash flow and balance sheet to enable it to grow both organically and by acquisition and to maintain financial flexibility.

                                USE OF PROCEEDS

      Albertson's intends to use the $          net proceeds from the sale of
the Notes and Debentures for the repayment of debt and for general corporate purposes, including potential purchases of shares of its outstanding common stock. See "Capitalization" with respect to certain debt to be repaid by Albertson's.

                                 CAPITALIZATION

     The following table sets forth Albertson's actual debt and capitalization as of February 3, 2000 and as adjusted to give effect to the repayment of certain debt with the proceeds of this offering. The table should be read in conjunction with Albertson's consolidated financial statements and accompanying notes incorporated herein by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                  FEBRUARY 3, 2000
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                               ($ IN MILLIONS, EXCEPT
                                                                   SHARE AMOUNTS)
Commercial Paper Borrowings.................................  $ 1,628.3     $ 1,453.0
Long-Term Debt
  6.375% Notes due 2000(1)..................................      200.0            --
  6.55% Notes due 2004......................................      300.0         300.0
  6.95% Notes due 2009......................................      350.0         350.0
  7.40% Debentures due 2005.................................      200.0         200.0
  7.45% Debentures due 2029.................................      650.0         650.0
  7.50% Debentures due 2037.................................      200.0         200.0
  7.75% Debentures due 2026.................................      200.0         200.0
  7.90% Debentures due 2017.................................       95.5          95.5
  8.00% Debentures due 2026.................................      271.8         271.8
  9.125% Notes due 2002.....................................       79.5          79.5
  Medium-Term Notes(2)......................................      901.7         777.0
  Industrial Revenue Bonds..................................       13.9          13.9
  Mortgage Notes Payable....................................       67.6          67.6
  Other Notes Payable.......................................      200.0         200.0
  Other Borrowings..........................................       69.7          69.7
  New Securities offered hereby(3)..........................         --         500.0
  Obligations Under Capital Leases..........................      205.9         205.9
                                                              ---------     ---------
     Total Debt.............................................    5,633.9       5,633.9
                                                              ---------     ---------
Stockholders' Equity
  Preferred Stock -- $1.00 par value;
     authorized -- 10,000,000 shares;
     designated -- 3,000,000 shares of Series A Junior
     Participating; issued -- none
  Common Stock -- $1.00 par value;
     authorized -- 1,200,000,000 shares;
     issued -- 423,714,921 shares...........................      423.7         423.7
  Capital in Excess of Par..................................      144.9         144.9
  Retained Earnings.........................................    5,132.9       5,132.9
                                                              ---------     ---------
     Total Stockholders' Equity.............................    5,701.5       5,701.5
                                                              ---------     ---------
     Total Capitalization...................................  $11,335.4     $11,335.4
                                                              =========     =========

---------------
(1) On June 1, 2000, $200 million principal amount of the Albertson's, Inc. 6.375% Notes will mature.

(2) In March 2000, $89.7 million principal amount of the Albertson's, Inc. Series A Medium-Term Notes matured. In April and May 2000, $35 million principal amount of the American Stores Company Series A Medium-Term Notes mature.

(3) Assumes the issuance of $500 million of securities in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The financial data below are derived from the audited consolidated financial statements of Albertson's. The selected data should be read in conjunction with Albertson's consolidated financial statements and accompanying notes, which are incorporated herein by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                              53 WEEKS    52 WEEKS    52 WEEKS
                                                                1999        1998        1997
                                                              --------    --------    --------
                                                                (DOLLARS IN MILLIONS, EXCEPT
                                                                      PER SHARE DATA)
RESULTS OF OPERATIONS:
Sales.......................................................  $37,478     $35,872     $33,828
Cost of sales...............................................   27,164      26,156      24,821
                                                              -------     -------     -------
Gross profit................................................   10,314       9,716       9,007
Selling, general and administrative expenses................    8,641       7,846       7,330
Merger-related and exit costs...............................      396         195          13
Impairment -- store closures................................       --          24          --
Litigation settlement.......................................       37          --          --
                                                              -------     -------     -------
Operating profit............................................    1,240       1,651       1,664
Other (expense) income:
  Interest, net.............................................     (353)       (337)       (294)
  Stockholder related expenses..............................       --          --         (34)
  Other, net................................................       12          24          14
                                                              -------     -------     -------
Earnings before income taxes and extraordinary item.........      899       1,338       1,350
Income taxes................................................      472         537         553
                                                              -------     -------     -------
Earnings before extraordinary item..........................      427         801         797
Extraordinary loss on extinguishment of debt, net of tax
  benefit of $7.............................................      (23)         --          --
                                                              -------     -------     -------
    Net Earnings............................................  $   404     $   801     $   797
                                                              =======     =======     =======
EARNINGS PER SHARE:
  Basic
    Earnings before extraordinary item......................  $  1.01     $  1.91     $  1.89
    Extraordinary item......................................    (0.05)         --          --
                                                              -------     -------     -------
    Net earnings............................................  $  0.96     $  1.91     $  1.89
                                                              =======     =======     =======
  Diluted
    Earnings before extraordinary item......................  $  1.00     $  1.90     $  1.88
    Extraordinary item......................................    (0.05)         --          --
                                                              -------     -------     -------
    Net earnings............................................  $  0.95     $  1.90     $  1.88
                                                              =======     =======     =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN MILLIONS):
Basic.......................................................      422         419         422
Diluted.....................................................      423         422         423
FINANCIAL STATISTICS:
Identical store sales increase..............................      1.7%        0.5%        0.0%
Comparable store sales increase.............................      2.1%        1.2%        0.4%
OPERATING ITEMS % TO SALES:
Gross profit................................................    27.52%      27.08%      26.63%
Selling, general and administrative.........................    23.06%      21.87%      21.67%
Operating profit............................................     3.31%       4.60%       4.92%
OTHER DATA:
Depreciation and amortization...............................  $   912     $   863     $   798
Total assets................................................   15,701      15,131      13,767
Total debt and capitalized lease obligations................    5,634       5,175       4,530
Stockholders' equity........................................    5,702       5,522       4,741
Ratio of earnings to fixed charges (as reported)(1).........     2.55x       3.56x       3.77x
Ratio of earnings to fixed charges (as adjusted)(2).........     3.76x       3.98x       3.87x

---------------
(1) Earnings consist of earnings from continuing operations before income taxes and fixed charges (excluding interest capitalized). Fixed charges consist of interest and a portion of rental expense deemed representative of the interest factor.

(2) Due to the significance of merger-related costs and other one-time expenses and their effects on earnings, as disclosed in Albertson's 1999 Annual Report, the ratio of earnings to fixed charges has been adjusted to reflect earnings without these effects.

                      DESCRIPTION OF NOTES AND DEBENTURES

GENERAL

      The following description of the particular terms of the Notes and Debentures supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings assigned to them in the indenture, dated as of May 1, 1992, between Albertson's and First Trust of New York, National Association, as trustee (the "Indenture"). The following statements with respect to the Notes and Debentures are summaries and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, Debentures, the Indenture and the Trust Indenture Act of 1939.

      The Notes and Debentures will be issued as two series of Debt Securities under the Indenture. For a description of the rights attaching to different series of Debt Securities under the Indenture, see "Description of Debt Securities" in the accompanying prospectus.

20  NOTES

      The 20   Notes will constitute an additional series of unsecured Debt
Securities and will be limited in aggregate principal amount to $   ,000,000.
The 20  Notes will mature on May 15, 20   and will accrue interest from May   ,
2000 at a rate of   %.

20  DEBENTURES

      The 20  Debentures will constitute an additional series of unsecured Debt
Securities and will be limited in aggregate principal amount to $   ,000,000.
The 20   Debentures will mature on May 15, 20   and will accrue interest from
May   , 2000 at a rate of   %.

      All the Notes and Debentures will be issued as senior unsecured general obligations of Albertson's in an aggregate principal amount of $500,000,000 and will rank equally with all of Albertson's other senior unsecured indebtedness. The covenant provisions of the Indenture described under the caption "Description of Debt Securities -- Certain Covenants of Albertson's" in the accompanying prospectus will apply to the Notes and Debentures. The Notes and Debentures will be issued only in book-entry form through the facilities of The Depository Trust Company ("DTC" or the "Depositary", which term includes any successor depositary), Euroclear and Clearstream Luxembourg and in denominations of $1,000 and integral multiples of $1,000. See "Description of Book-Entry System" below.

SEMI-ANNUAL PAYMENTS

      Interest on each series of Notes and Debentures will be payable semi-annually on May 15 and November 15 of each year (each, an "Interest Payment Date"), commencing November 15, 2000, at the respective rate set forth on the cover page of this prospectus supplement, to the persons in whose names the Notes and Debentures are registered on the May 1 or November 1, respectively, preceding the applicable Interest Payment Date.

      The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full six-month interest period, on the basis of the actual number of days elapsed in that period. If any Interest Payment Date is not a Business Day, then payment of the amount payable on that date will be made on the next succeeding day that is a Business Day with the same force and effect as if made on the Interest Payment Date, and no interest will accrue for the period from and after the Interest Payment Date. The term "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the state of New York are authorized or obligated by law, regulation or executive order to close.

OPTIONAL REDEMPTION

      Albertson's may redeem all or any part of any series of Notes or Debentures at any time at a price equal to the greater of:

- 100% of the principal amount of the Notes or Debentures to be redeemed; and

- an amount, as determined by the Quotation Agent, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes or Debentures to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of
  twelve 30-day months) at the Adjusted Treasury Rate plus   basis points in the
  case of the 20  Notes and   basis points in the case of the 20  Debentures,

plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that with respect to interest payments that are due on or prior to the relevant redemption date, Albertson's will make payments of interest to the record holders of the relevant Notes or Debentures at the close of business on the relevant regular record date.

      "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes or Debentures of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of that series of Notes or Debentures.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations for that redemption date, the average of the Reference Treasury Dealer Quotations obtained, as determined by the Quotation Agent.

      "Quotation Agent" means the Reference Treasury Dealer appointed by Albertson's.

      "Reference Treasury Dealer" means (1) Goldman, Sachs & Co. or its successors; provided, however, that if any of them ceases to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), Albertson's will substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers(s) selected by Albertson's.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding that redemption date.

      At least 30 days but not more than 60 days before the relevant redemption date, Albertson's will send notice of redemption to each holder of Notes or Debentures to be redeemed. If less than all of the Notes or Debentures of any series are to be redeemed, the Trustee will select, by such method as it will deem fair and appropriate, the Notes or Debentures to be redeemed in whole or in part.

      Unless Albertson's defaults in payment of the redemption price, no interest will accrue on the Notes or Debentures called for redemption for the period from and after the redemption date.

      The Notes and Debentures will not be entitled to any sinking fund.

DEFEASANCE

      The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the Notes and Debentures.

STRUCTURAL SUBORDINATION

      Albertson's rights as the sole stockholder of American Stores to the assets, income and cash flow of American Stores are subject to the prior claims of American Stores creditors, which include holders of long-term debt and trade creditors of American Stores. Accordingly, the claims of holders of Notes and Debentures as creditors of Albertson's will be effectively subordinated to the claims of American Stores creditors.

FORM OF THE NOTES AND DEBENTURES

      The Notes and Debentures will be represented by one or more global securities in registered form, without coupons (the "Global Securities"), which have been issued in each case in a denomination equal to the outstanding principal amount of Notes and Debentures represented thereby. The Global Securities will be deposited with the trustee, as described below under "-- Description of Book-Entry System."

DESCRIPTION OF BOOK-ENTRY SYSTEM

GENERAL

      The Global Securities will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as nominee of DTC, for credit to the accounts of DTC participants and indirect participants, including Euroclear and Clearstream Luxembourg. Upon issuance of the Notes and Debentures, DTC, Euroclear or Clearstream Luxembourg, as the case may be, will credit on its book-entry registration and transfer system the participants' accounts with the respective interests owned by such participants (the "Book-Entry Interests"). Ownership of Book-Entry Interests is shown on, and the transfer of such interests will be effected only through, records maintained by DTC, Euroclear or Clearstream Luxembourg and, with respect to interests of indirect participants, their respective participants. The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge the Book-Entry Interests.

      All interests in the Notes and Debentures, including those held through Euroclear or Clearstream Luxembourg, will be subject to the procedures and requirements of DTC. Those interests, if held through Euroclear or Clearstream Luxembourg, will also be subject to the procedures and requirements of such systems.

      So long as DTC, or its nominee, is the registered holder of the Global Securities, such party will be considered the sole holder of such Global Securities for all purposes under the Indenture. Participants or indirect participants are not entitled to have Notes, Debentures or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of Notes, Debentures or Book-Entry Interests in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of DTC, Euroclear or Clearstream Luxembourg, as the case may be, and, if such person is not a participant in DTC, Euroclear or Clearstream Luxembourg, on the procedures of the participant in DTC, Euroclear or Clearstream Luxembourg through which such person owns its interest, to exercise any rights and remedies of a holder under the Indenture. See "-- Action By Owners Of Book-Entry Interests" below. The certificated depositary interest held by DTC may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

PAYMENTS ON THE GLOBAL SECURITIES

      Payments of any amounts owing in respect of the Global Securities will be made through one or more paying agents (the "Paying Agents") appointed under the Indenture (which initially will include the trustee) to DTC, as the holder of the Global Securities. Payment to or to the order of the holder of the Global Securities will discharge Albertson's payment obligations in respect of the Notes or Debentures represented thereby. Upon receipt of any such amounts, DTC should distribute such payments to its respective participants. Payments of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, except as may be required by law. If withholding for taxes is required by law, such withholding will occur in accordance with applicable law.

      Under the provisions of the Indenture, the holder of the Global Securities is treated as the owner of the Notes or the Debentures, as the case may be, represented thereby, and Albertson's has no responsibility or liability for the payment of amounts owing in respect of the depositary interests held by DTC to owners of Book-Entry Interests that represent interests in the Global Securities. Payments by DTC participants or by Euroclear or Clearstream Luxembourg participants to owners of Book-Entry Interests held through such participants are the responsibility of such participants as is the case with securities held for the account of customers in bearer form or registered in "street name."

      None of Albertson's, the Trustee or any agent of Albertson's or the Trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to such Book-Entry Interests.

INFORMATION CONCERNING DTC, EUROCLEAR AND CLEARSTREAM LUXEMBOURG

      Albertson's understands as follows with respect to DTC: DTC is a limited purpose trust issuer organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations (including Euroclear or Clearstream Luxembourg) and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, broker-dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Albertson's understands as follows with respect to Euroclear and Clearstream Luxembourg: Euroclear and Clearstream Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

      Euroclear and Clearstream Luxembourg each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream Luxembourg each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream Luxembourg have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

      Account holders in both Euroclear and Clearstream Luxembourg are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

      An account holder's overall contractual relations with either Euroclear or Clearstream Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream Luxembourg and any applicable laws. Both Euroclear and Clearstream Luxembourg act under such rules and operating procedures only on behalf of their respective account holders and have no record of or relationship with persons holding through their respective account holders.

      Because DTC, Euroclear and Clearstream Luxembourg can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a Book-Entry Interest to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Clearstream Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some states in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such persons may be limited. In addition, beneficial owners of Book-Entry Interests through DTC, Euroclear or Clearstream Luxembourg will receive distributions attributable to the Global Securities only through DTC, Euroclear or Clearstream Luxembourg participants.

      Albertson's understands that under existing industry practices, if either Albertson's or the Trustee requests any action of holders of Notes or Debentures or if an owner of a Book-Entry Interest desires to give instructions or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize their respective participants owning the relevant Book-Entry Interests to give instructions or take such action, and such participants would authorize indirect participants to give instructions or take such action or would otherwise act upon the instructions of such indirect participants.

TRANSFERS

      All transfers of Book-Entry Interests are recorded in accordance with the book-entry system maintained by DTC pursuant to customary procedures established by DTC and its participants.

ACTION BY OWNERS OF BOOK-ENTRY INTERESTS

      As soon as practicable after receipt by the Trustee of notice of any solicitation of consents or request for a waiver or other action by the holders of Notes or Debentures, the Trustee will send to DTC a notice containing (a) such information as is contained in such notice received by the Trustee, (b) a statement that at the close of business on a specified record date DTC will be entitled to instruct the Trustee as to the consent, waiver or other action, if any, pertaining to such Notes or Debentures, as the case may be, and (c) a statement as to the manner in which such instructions may be given. In addition, the Trustee will forward to DTC or, based upon instructions received from DTC, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon the written request of DTC, the Trustee shall endeavor insofar as practicable to take such action regarding the requested consent, waiver, offer or other action in respect of such Notes or Debentures, as the case may be, in accordance with any instructions set forth in such request. DTC may grant proxies or otherwise authorize their respective participants, or persons owning Book-Entry Interests through their respective participants, to provide such instructions to the Trustee so that it may exercise any rights of a holder or take any other actions that a holder is entitled to take under the Indenture. The Trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Indenture.

REPORTS

      The Trustee will immediately send to DTC a copy of any notices, reports and other communications received relating to Albertson's, the Notes or Debentures or the Book-Entry Interests.

SETTLEMENT

      Any secondary market trading activity in the Book-Entry Interests is expected to occur through the Participants of DTC, Euroclear and Clearstream Luxembourg, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

CLEARANCE THROUGH EUROCLEAR AND CLEARSTREAM LUXEMBOURG

      Listed below is the Euroclear and Clearstream Luxembourg common code, ISIN and CUSIP number of the Notes and Debentures.

                          EUROCLEAR/
                          CLEARSTREAM
                            COMMON
                             CODE       ISIN    CUSIP
                          -----------   ----   --------
20  Notes...............                 US
20  Debentures..........                 US

                                  UNDERWRITING

      Albertson's and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes and Debentures. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes and Debentures indicated in the following table.

                                                              Principal         Principal
                                                              Amount of         Amount of
                       Underwriters                            20 Notes       20 Debentures
                       ------------                           ---------       -------------
Goldman, Sachs & Co........................................    $                $
Merrill Lynch, Pierce, Fenner &
  Smith, Incorporated......................................
Banc of America Securities LLC.............................
Banc One Capital Markets, Inc. ............................
Wachovia Securities, Inc. .................................
First Union Securities, Inc. ..............................
The Williams Capital Group, L.P. ..........................
                                                               --------         --------
          Total............................................    $                $
                                                               ========         ========

                             ----------------------

      Notes and Debentures sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any Notes and Debentures sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0. % and 0. % of the principal amount of the 20 Notes and 20 Debentures, respectively. Any such securities dealers may resell any Notes and Debentures purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0. % of the principal amount of the Notes and Debentures. If all the Notes and Debentures are not sold at the initial public offering prices, the underwriters may change the offering prices and the other selling terms.

      The Notes and Debentures are new issues of securities with no established trading market. Albertson's has been advised by the underwriters that the underwriters intend to make a market in the Notes and Debentures, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes and Debentures.

      In connection with the offering, the underwriters may purchase and sell the Notes or Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes or Debentures than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes or the Debentures while the offering is in progress.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes or Debentures sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the Notes and Debentures. As a result, the prices of the Notes and Debentures may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Certain of the underwriters or their affiliates from time to time have been, and certain of them continue to be, commercial lenders to Albertson's and have performed, and certain of them continue to perform, various commercial banking and investment banking services for Albertson's, for which customary compensation has been received. In particular, as of the date of this prospectus supplement, affiliates of Banc of America Securities LLC, Banc One Capital Markets, Inc. and Wachovia Securities, Inc. are serving as lead agent banks for Albertson's $1.9 billion revolving credit facility.

      Albertson's estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $          .

      Albertson's has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

      Certain legal matters relating to the validity of the Notes and Debentures will be passed upon for Albertson's by Thomas R. Saldin, Esq., Executive Vice President and General Counsel of Albertson's, and for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

      The consolidated financial statements of Albertson's and its consolidated subsidiaries (except American Stores Company as of January 28, 1999 and for each of the two years in the period ended January 28, 1999) as of February 3, 2000 and January 28, 1999 and for each of the three years in the period ended February 3, 2000, incorporated by reference in this prospectus supplement from Albertson's Annual Report on Form 10-K dated April 25, 2000, have been audited by Deloitte & Touche LLP as stated in their report, which is incorporated herein by reference. The consolidated financial statements of American Stores Company and subsidiaries (consolidated with those of Albertson's) not presented separately herein have been audited by Ernst & Young LLP as stated in their report, which is incorporated herein by reference. Such financial statements of Albertson's and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

PROSPECTUS

                                 $2,500,000,000

                               ALBERTSON'S, INC.

                                DEBT SECURITIES
--------------------------------------------------------------------------------

     Albertson's, Inc. may sell debt securities to the public, in one or more series, with an aggregate initial offering price not to exceed $2.5 billion.

     We urge you to read this prospectus, and the accompanying prospectus supplement which describes the specific terms of the debt securities, carefully before you make your investment decision.
--------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

     THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                The date of this prospectus is February 3, 1999

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Albertson's, Inc. ("Albertson's" or "we") filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf process, Albertson's may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time Albertson's sells securities described in this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     Albertson's files reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Albertson's can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. Please telephone the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Albertson's. The common stock of Albertson's is listed and traded on the New York Stock Exchange, Inc. and the Pacific Exchange, Incorporated under the symbol "ABS". The reports, proxy statements and other information filed by Albertson's with the SEC are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and at the offices of the Pacific Exchange, 115 Sansome Street, 2nd Floor, San Francisco, California.

     This prospectus is part of a registration statement filed by Albertson's with the SEC. The full registration statement can be obtained from the SEC as indicated above or from Albertson's.

     The SEC allows Albertson's to "incorporate by reference" the information it files with the SEC. This permits Albertson's to disclose important information to you by referring you to these filed documents. Any information referenced this way is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information, as described in more detail below. Albertson's incorporates by reference the following documents which have been filed with the
SEC:

     - Annual Report on Form 10-K for the year ended January 29, 1998;

     - Quarterly Reports on Form 10-Q for the 39 weeks ended October 29, 1998, the 26 weeks ended July 30, 1998 and the 13 weeks ended April 30, 1998;

     - Current Reports on Form 8-K filed on:

      - January 11, 1999 (filing the Joint Proxy Statement and Prospectus dated October 9, 1998, including information relating to the proposed combination of American Stores Company and Albertson's),

      - November 20, 1998 (filing Albertson's press release dated November 12, 1998 announcing stockholder approval of the proposed combination of American Stores Company and Albertson's),

      - November 4, 1998 (filing Albertson's sales trends release for the four-week and thirteen-week periods ended October 29, 1998) and

      - August 5, 1998 (filing Albertson's press release dated August 3, 1998 announcing the proposed combination of American Stores Company and Albertson's).

     In addition to the documents listed above, Albertson's incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Albertson's files a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

     Albertson's will provide without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference in such documents. Requests should be directed to Corporate Secretary, Albertson's, Inc., 250 Parkcenter Boulevard, P.O. Box 20, Boise, Idaho 83726, telephone (208) 395-6200.

                               ALBERTSON'S, INC.

     Albertson's is one of the largest retail food-drug chains in the United States. As of October 29, 1998, Albertson's operated 969 stores in 25 western, midwestern and southern states. These stores consisted of 852 combination food-drug stores, 86 conventional supermarkets and 31 warehouse stores. Retail operations are supported by 11 Company-owned distribution centers.

     Albertson's combination food-drug stores are super grocery/super drugstores under one roof and range in size from 35,000 to 82,000 square feet. Most of these stores offer prescription drugs and an expanded selection of cosmetics and non-foods in addition to specialty departments such as service seafood and meat, bakery, lobby/video, service delicatessen, liquor and floral. Some also offer meal centers, party pavilions, coffee bars and destination departments for beverages, snacks, pet care, paper products and baby care. Food and non-food shopping areas are served by a common set of checkstands.

     Albertson's conventional supermarkets range in size from 8,000 to 35,000 square feet. These stores offer a full selection in the basic departments of grocery, meat, produce, dairy and limited non-food lines. Many locations have an in-store bakery and a service delicatessen.

     Albertson's warehouse stores are operated primarily under the name "Max Food and Drug." These no-frills stores range in size from 17,000 to 73,000 square feet and offer significant savings with special emphasis on discounted meat and produce.

     In fiscal 1997, Albertson's opened its first fuel center. Albertson's plans to continue to add fuel centers in the parking lots of existing stores. These centers feature three to six fuel pumps and a small building, ranging in size from a pay-only kiosk to a small convenience store featuring such items as candy, soft drinks and snack foods.

     If the combination of Albertson's and American Stores Company is completed as expected early in 1999, the combined entity will more than double in size and will operate stand-alone drugstores in addition to the formats described above.

     Albertson's is a Delaware corporation organized as a successor to a business founded by J. A. Albertson in 1939. Albertson's principal executive offices are located at 250 Parkcenter Boulevard, Boise, Idaho 83706, and its telephone number at that address is (208) 395-6200.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, Albertson's intends to use the net proceeds of any securities sold pursuant to this prospectus for general corporate purposes, including retirement of debt, working capital, acquisitions and other business opportunities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated. Earnings consist of earnings from continuing operations before income taxes and fixed charges (excluding interest capitalized). Fixed charges consist of interest and the portion of rental expense deemed representative of the interest factor.

                                 53        52        52         52         52        39         39
                                WEEKS     WEEKS     WEEKS     WEEKS      WEEKS      WEEKS     WEEKS
                                ENDED     ENDED     ENDED     ENDED      ENDED      ENDED     ENDED
                               FEB. 3,   FEB. 2,   FEB. 1,   JAN. 30,   JAN. 29,   OCT. 30   OCT. 29,
                                1994      1995      1996       1997       1998      1997       1998
                               -------   -------   -------   --------   --------   -------   --------
Ratio of Earnings to Fixed
  Charges....................   6.96X     7.45X     8.16X     7.77X      6.98X      6.40X     6.00X

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus relates to debt securities, including debentures, Notes and/or other unsecured evidences of indebtedness, which Albertson's may issue under an Indenture dated as of May 1, 1992 between Albertson's and First Trust of New York, National Association, as Trustee ("Debt Securities"). We have summarized selected portions of the Indenture below. The summary is not complete. Section and article references in the summary below are references to sections and articles in the Indenture. Capitalized terms used in the summary have the meanings specified in this prospectus or the Indenture. You can find the definitions of some of the terms used in the summary under the heading "Certain Covenants of Albertson's -- Certain Definitions Applicable to Covenants" below.

     When Albertson's offers Debt Securities pursuant to this prospectus, it will be accompanied by a prospectus supplement which will describe the particular terms and provisions of the Debt Securities being offered and the extent to which the general provisions of the Indenture summarized below may apply to the Debt Securities.

     The Indenture has been incorporated as an exhibit to the registration statement which includes this prospectus and you should read the Indenture for provisions that are important to you. The Indenture itself, not this summary or the description in the prospectus supplement, defines your rights as a holder of Debt Securities.

GENERAL

     The Debt Securities will be senior unsecured general obligations of Albertson's that will rank on a parity with other senior unsecured indebtedness of Albertson's from time to time outstanding. The Debt Securities offered by this Prospectus will be limited to $2,500,000,000 aggregate principal amount (based on the aggregate initial offering price of such Debt Securities (although the Indenture does not limit the aggregate principal amount that may be issued thereunder)). The Debt Securities may be issued from time to time in separate series up to the aggregate amount from time to time authorized by the Company for such series.

     Each prospectus supplement will describe the following terms relating to a series of Debt Securities:

     - the title;

     - any limit on the aggregate principal amount that may be issued;

     - the person to whom any interest on such series of Debt Securities will be payable, if other than the person in whose name the Debt Security is registered on the regular record date;

     - whether or not such series of Debt Securities will be issued in permanent global form, and if so, the terms and conditions, if any, upon which interests in such global Debt Securities may be exchanged, in whole or in part, for the individual Debt Securities represented thereby;

     - the maturity date(s) of the Debt Securities;

     - the rate or rate(s) at which such series of Debt Securities will bear interest, if any, or the method by which such rate or rates are determined and the date(s) from which any interest will accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

     - the place(s) where the principal and any premium or interest payments will be payable;

     - the period or periods within which, the price(s) at which, and the terms or conditions upon which such series of Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed or purchased at Albertson's option;

     - the obligation, if any, of Albertson's, to redeem or repurchase such series of Debt Securities, and the price(s) at which and terms and conditions upon which such series of Debt Securities will be redeemed or repurchased;

     - the denominations in which such series of Debt Securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     - any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on such series of Debt Securities; and

     - any other terms not inconsistent with the provisions of the Indenture.

                  EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at any office or agency maintained for such purpose. (Sections 305 and 1002) Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be issued in denominations of $1,000 and integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but Albertson's may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All moneys paid by Albertson's to a paying agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to Albertson's, and thereafter the holder of such Debt Security may look only to Albertson's for payment thereof. (Section
1003)

     In the event of any redemption of a series of Debt Securities, Albertson's will not be required to:

     - issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series and ending at the close of business on the day of such mailing, or

     - register the transfer of or exchange of any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

                               BOOK-ENTRY SYSTEM

     The provisions set forth in this section headed "Book-Entry System" will apply to a series of Debt Securities only if the prospectus supplement relating to such series so indicates.

     The Debt Securities of such series will be represented by one or more global securities (collectively, a "Global Security") registered in the name of a depositary (the "Depositary") or a nominee of the Depositary identified in the prospectus supplement relating to such series. The Depositary will maintain such series of Debt Securities in denominations of $1,000 and larger integral multiples of $1,000 through its book-entry facilities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, no Global Security may be transferred except as a whole, and then only to the Depositary or another nominee of the Depositary.

     Ownership of beneficial interests in such series of Debt Securities will be limited to persons that have accounts with the Depositary ("Participants") or persons that may hold interests through Participants. Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Debt Securities beneficially owned by such Participants. The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability of such persons to own, pledge or transfer beneficial interests in a Global Security.

     So long as the Depositary, or its nominee, is the registered holder and owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. Except as set forth below or as otherwise provided in the applicable prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security. (Section 305)

     Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture or such Global Security. Albertson's understands that under existing industry practice, if Albertson's requests any action of holders of Debt Securities or if an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the holder of such Global Security, is entitled to take, the Depositary would authorize the Participants to take action, and the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and premium, if any, and interest, if any, on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Security.

     Albertson's expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. Albertson's expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     Neither Albertson's nor the Trustee nor any agent of Albertson's or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Security owning through such Participants.

     Unless otherwise provided in the applicable prospectus supplement, Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if:

     - the Depositary notifies Albertson's that it is unwilling or unable to continue as Depositary for such Global Security,

     - the Depositary ceases at any time to be a clearing agency registered under the Securities Exchange Act of 1934,

     - Albertson's in its discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof, or

     - an Event of Default has occurred and is continuing with respect to the Debt Securities. (Section 305)

Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary will direct.

                        CERTAIN COVENANTS OF ALBERTSON'S

     Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the business or operations of Albertson's, the pledging of assets of Albertson's or the incurrence of indebtedness by Albertson's. The covenants contained in the Indenture which are summarized below will be applicable (unless waived or amended) to the series of Debt Securities to which such prospectus supplement relates, but only to the extent indicated in the applicable prospectus supplement, and only so long as any of the Debt Securities of such series are outstanding. The covenants contained in the Indenture and any series of Debt Securities would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Albertson's that may adversely affect holders.

Limitations on Liens

     If all of the following conditions are satisfied:

     - Albertson's or any Subsidiary directly or indirectly, creates, incurs, issues, assumes, guarantees or otherwise becomes liable for or suffers to exist any indebtedness for money borrowed or evidenced by a bond, debenture, note or other similar instrument, whether or not for money borrowed ("Debt"),

     - such Debt is secured by a Lien on any Principal Property of Albertson's or of any Subsidiary or a Lien on any shares of capital stock or Debt of any Subsidiary (which Debt of a Subsidiary is then held by Albertson's or any Subsidiary), and

     - the aggregate amount of all such secured Debt, together with all Attributable Debt of Albertson's and its Subsidiaries with respect to Sale and Leaseback Transactions involving Principal Properties (with the exception of such transactions that are excluded as described in "Limitations on Sale and Leaseback Transactions" below), exceeds 10% of Consolidated Net Tangible Assets, then Albertson's will secure or cause such Subsidiary to secure the Debt Securities of any series entitled to the benefit of such covenant equally and ratably with such secured Debt, but only for so long as such secured Debt is secured as described above.

     The above restriction does not apply to Debt secured by the Liens described below, and, in computing the amount of secured Debt, Debt secured by the Liens described below will not be considered secured Debt:

         (1) Liens on property of, or on any shares of capital stock of or on Debt of, any corporation existing at the date of the Indenture or at the time such corporation becomes a Subsidiary;

         (2) Liens in favor of Albertson's or any Wholly-owned Subsidiary;

         (3) Liens in favor of governmental bodies to secure progress, advance or various other payments;

         (4) (a) if made in the ordinary course of business, Liens as security for the performance of contracts other than in connection with the borrowing of money, deferred purchase price of property or services, an advance of moneys or the securing of Debt,

               (b) Liens with governmental agencies required or permitted to qualify Albertson's or any Subsidiary to conduct business, maintain self-insurance or obtain various other benefits,

               (c) mechanics' Liens, landlord Liens or statutory Liens securing obligations incurred in the ordinary course of business not overdue or being contested in good faith by appropriate proceedings and not incurred directly or indirectly in connection with the borrowing of money, the deferred purchase price of property or services or an advance of moneys, or

               (d) easements, exceptions, reservations or similar encumbrances on real property that do not materially interfere with the operation of such property or impair the value of such property for the purposes for which such property is or may reasonably be expected to be used by Albertson's or its Subsidiaries;

         (5) Liens for taxes, assessments or governmental charges or levies not yet due and payable or payable without penalty or being contested in good faith by appropriate proceedings;

         (6) Liens created by or resulting from any litigation or legal proceeding that is being contested in good faith by appropriate proceedings, Liens arising out of judgments or awards as to which the time for prosecuting an appeal or proceeding for review has not expired, or Liens arising out of individual final judgments or awards in amounts of less than $100,000, provided that the aggregate amount of all such individual final judgments or awards will not at any one time exceed $1,000,000;

         (7) Liens on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), and purchase money and construction Liens that are entered into within 360 days after the latest to occur of the acquisition, completion of construction or the commencement of full operation of such property;

         (8) Liens securing industrial revenue or pollution control bonds;

         (9) Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; and

         (10) Any extension, renewal or refunding of any Lien referred to in the foregoing clauses 1. through 9., inclusive, to the extent the amount of Debt secured by such Lien is not increased from the amount originally so secured. Section 1008

Limitations on Sale and Leaseback Transactions

     Neither Albertson's nor any Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt of Albertson's and its Subsidiaries with respect to all such transactions plus all secured Debt (with the exception of secured Debt which is excluded as described in "Limitations on Liens" above) would not exceed 10% of Consolidated Net Tangible Assets, or unless

         (1) the lease is for a period, including renewal rights, not in excess of three years;

         (2) the sale or transfer of the Principal Property is made within 180 days after the latest to occur of the acquisition, construction or the commencement of full operation of such property;

         (3) the lease secures or relates to industrial revenue or pollution control bonds;

         (4) the transaction is between Albertson's and a Wholly-owned Subsidiary or between Wholly-owned Subsidiaries;

         (5) the lease payment obligation is created in connection with a project financed with, and such obligation constitutes, a Nonrecourse Obligation; or

         (6) Albertson's or such Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of Albertson's (other than Funded Debt subordinate to the Debt Securities) or of any Subsidiary (other than through payment at maturity or a mandatory sinking fund or other mandatory prepayment) or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of

               (a) the net proceeds from the sale of the Principal Property leased, and

               (b) the fair market value of the Principal Property leased. (Section 1009)

In addition, Sale and Leaseback Transactions which meet any of the above tests will not be counted when computing the amount of Attributable Debt for purposes of the foregoing restriction.

Certain Definitions Applicable to Covenants

     Certain terms defined in the Indenture and applicable to the covenants are summarized below:

     "Attributable Debt" means, as to any particular lease under which Albertson's or any Subsidiary is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equal to the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period will be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount will also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Capital Lease Obligations" means any rental obligation which, under generally accepted accounting principles, is or will be required to be capitalized on the books of Albertson's or any Subsidiary, taken at the amount thereof accounted for as indebtedness (net of interest expense) in accordance with such principles.

     "Consolidated Net Tangible Assets" means the net book value of all assets of Albertson's and its consolidated Subsidiaries, excluding any amounts carried as assets for shares of capital stock held in treasury, debt discount and expense, goodwill, patents, trademarks and other intangible assets, less all liabilities of Albertson's and its consolidated subsidiaries (except Funded Debt, minority interests in consolidated Subsidiaries, deferred taxes and general contingency reserves of Albertson's and its consolidated Subsidiaries), which in each case would be included on a consolidated balance sheet of Albertson's and its consolidated Subsidiaries as of the date of determination, all as determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Funded Debt" means:

         (1) all indebtedness of Albertson's and its Subsidiaries for money borrowed, or evidenced by a bond, debenture, note or other similar instrument, whether or not for money borrowed, maturing on, or renewable or extendible at the option of the obligor to, a date more than one year from the date of the determination thereof (but not including indebtedness under any revolving credit arrangement with banks except for any indebtedness converted pursuant to any such arrangement into a term loan which meets the requirements of this clause (1),

         (2) Capital Lease Obligations payable on a date more than one year from the date of the determination thereof,

         (3) guarantees, direct or indirect, and other contingent obligations of Albertson's and its Subsidiaries in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any obligations of the type described in the foregoing clauses
     (1) or (2) of others (but not including contingent liabilities on customers' receivables sold with recourse), and

         (4) amendments, renewals, extensions and refundings of any obligations of the type described in the foregoing clauses (1), (2), or (3).

     "Lien" means any mortgage, pledge, lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any of the foregoing).

     "Nonrecourse Obligation" means indebtedness or lease payment obligations substantially related to:

         (1) the acquisition of assets not previously owned by Albertson's or any Subsidiary, or

         (2) the financing of a project involving the development or expansion of properties of Albertson's or any Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to Albertson's or any Subsidiary or any assets of Albertson's or any Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

     "Principal Property" means:

         (1) any real property of Albertson's or any Subsidiary (including, without limitation, leasehold interests) together with the improvements thereon and the equipment, if any, constituting a part of the facility located thereon (including, without limitation, any warehouse, service center, shopping center or distribution center, wherever located) and

         (2) other equipment of Albertson's or any Subsidiary,

in each case which has a book value on the date as of which the determination is being made of more than 1% of Consolidated Net Tangible Assets as most recently determined prior to such date.

     However, for purposes of clause 1. above, separate parcels of real property which are operated generally as part of a single facility (such as a single warehouse, service center, shopping center or distribution center) will be deemed to be a single property, and for purposes of clause 2. above, separate items of equipment that are secured by Liens will be deemed to be a single property to the extent they are secured by such Liens pursuant to the same financing transaction or a series of related financing transactions.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Albertson's or by one or more other Subsidiaries, or by Albertson's and one or more other Subsidiaries. For the purpose of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                               EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the prospectus supplement relating thereto):

         (1) failure to pay any interest on any Debt Security of that series when due, if such failure continues for 30 days;

         (2) failure to pay principal of or any premium on any Debt Security of that series when due;

         (3) failure to deposit any sinking fund payment, when due, relating to any Debt Security of that series;

         (4) failure to perform any other covenant of Albertson's in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), if such failure continues for 60 days after written notice as provided in the Indenture;

         (5) default under indebtedness for money borrowed of Albertson's or any Significant Subsidiary having an aggregate outstanding principal amount of at least $25,000,000 or under any mortgage, Indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness of Albertson's or any Significant Subsidiary, which default either

               (a) will constitute a failure to make a principal payment of at least $25,000,000 when due and payable after the expiration of any applicable grace period with respect thereto, or

               (b) will have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without, in either case, such indebtedness having been discharged or such default rescinded or annulled within 10 days after notice to Albertson's by the Trustee or to Albertson's and the Trustee by the holders of at least 10% in aggregate principal amount of the Outstanding Debt Securities of that series specifying such default and requiring Albertson's or such Significant Subsidiary to cause such indebtedness to be discharged or such acceleration to be rescinded or annulled;

         (6) various events of bankruptcy, insolvency or reorganization involving Albertson's or a Significant Subsidiary; and

         (7) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     No Event of Default described above with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders will have offered to the Trustee reasonable security or indemnity. (Sections 601 and 603) Subject to various provisions, including those requiring security and indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     Albertson's is required to deliver annually to the Trustee a statement by certain of its officers as to whether or not Albertson's, to their knowledge, is in default in the performance and observance of any obligations of Albertson's under the Indenture and, if so, specifying all such known defaults. (Section
1004)

     If an Event of Default will occur and be continuing with respect to Debt Securities of any series, either the Trustee or the holders of at least 25% in aggregate principal amount of all Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under various circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Meetings, Modifications and Waiver" below.

     No holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder will have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series will have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee will not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations generally do not apply to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

                       MEETINGS, MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by Albertson's and the Trustee with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment. However, no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby,

     - change the Stated Maturity of the principal of, or any installment of principal of or interest on any Debt Security,

     - reduce the principal amount or rate of interest on or any premium payable upon the redemption of any Debt Security,

     - reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof,

     - change the Place of Payment where, or the coin or currency in which, principal, premium, if any, or interest, if any, on any Debt Security is payable,

     - impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity or Redemption Date,

     - reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with various provisions of the Indenture or for waiver of various defaults, or

     - modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that various other provisions of the Indenture may not be modified or waived without the consent of the holder of each Outstanding Debt Security affected thereby. (Section 902)

     The holders of at least 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by Albertson's with various restrictive provisions of the Indenture. (Section 1010) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default

     - in the payment of principal of, any premium on or any interest on any Debt Security of such series, or

     - in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

     The Indenture provides that in determining whether the holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof. (Section 101)

                    CONSOLIDATION, MERGER AND SALE OF ASSETS

     Albertson's may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, or may permit any such person to consolidate with or merge into Albertson's or convey, transfer or lease its properties and assets substantially as an entirety to Albertson's, without the consent of the holders of any of the Outstanding Debt Securities under the Indenture. However, such consent will be required if

     - the successor person fails to assume the obligations of Albertson's on the Debt Securities,

     - after giving effect to the transaction (treating any indebtedness which becomes an obligation of Albertson's or any Subsidiary as a result of such transaction as having been incurred by Albertson's or such Subsidiary at the time of such transaction), an Event of Default, or an event which, after notice or lapse of time, would become an Event of Default, will have occurred and be continuing, or

     - various other conditions are not met. (Section 801)

                       DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if such provision is made applicable to the Debt Securities of any series, Albertson's may elect:

         (1) to defease and be discharged from any and all obligations in respect of such Debt Securities except for various obligations to register the transfer or exchange of such Debt Securities, to replace temporary, destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust ("Defeasance") or

         (2) (a) to omit to comply with various restrictive covenants in Sections 1005 through 1009 of the Indenture (including the covenants referred to above under "Certain Covenants of Albertson's"), and

               (b) to deem the occurrence of any event referred to in clauses
         (4) (with respect to Sections 1005 through 1009 inclusive), (5) or (7) under "Events of Default" above not to be or result in an Event of Default if, in each case with respect to the Outstanding Debt Securities of such series as provided in Section 1303 of the Indenture on or after the date the conditions set forth in Section 1304 of the Indenture are satisfied ("Covenant Defeasance"), in either case upon the deposit with the Trustee (or other qualifying Trustee), in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debt Securities of such series on the respective Stated Maturities and any mandatory sinking fund payments or analogous payments on the days payable, in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may be established only if, among other things, Albertson's has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Outstanding Debt Securities of such series will not recognize gain or loss for Federal income tax purposes as a result of such deposit, Defeasance or Covenant Defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit, Defeasance or Covenant Defeasance had not occurred. Such opinion, in the case of Defeasance under clause 1. above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. The prospectus supplement relating to a series of Debt Securities may further describe the provisions, if any, permitting such Defeasance or Covenant Defeasance with respect to such Debt Securities. (Article Thirteen)

     If Albertson's omits to comply with various covenants of the Indenture with respect to the Debt Securities of any series as described above, and the Debt Securities of such series are declared due and payable because of the occurrence of an Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. Albertson's will, however, remain liable for such payments.

                                    NOTICES

     Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they appear in the Debt Security Register. (Sections 101 and 106)

                           REPLACEMENT OF SECURITIES

     Any mutilated Debt Security will be replaced by Albertson's at the expense of the holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, stolen or lost will be replaced by Albertson's at the expense of the holder upon delivery to the Trustee of the Debt Security or evidence of the destruction, loss or theft thereof satisfactory to Albertson's and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and Albertson's may be required at the expense of the holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

                                 GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112)

                             REGARDING THE TRUSTEE

     The Indenture contains various limitations on the right of the Trustee, if it becomes a creditor of Albertson's, to obtain payment of claims in various cases or to realize for its own account on various property received in respect of any such claim as security or otherwise. (Section 613) The Trustee will be permitted to engage in various other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities of any series for which the Trustee serves as Trustee, the Trustee must eliminate such interest or resign. (Section 608) The Trustee currently provides various banking and financial services to Albertson's in the ordinary course of business and may provide such services in the future.

                              PLAN OF DISTRIBUTION

     Albertson's may sell any series of Debt Securities being offered hereby in one or more of the following ways from time to time:

     - to underwriters for resale to the public or to institutional investors;
       or

     - directly or through agents to other purchasers.

     The accompanying prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters, and the compensation, if any, of such underwriters or agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from Albertson's or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from Albertson's and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any such underwriter or agent will be identified, and any such compensation received from Albertson's will be described, in the applicable prospectus supplement.

     Under agreements which may be entered into by Albertson's, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by Albertson's against various liabilities, including liabilities under the Securities Act of 1933.

     If so indicated in the applicable prospectus supplement, Albertson's will authorize underwriters or other persons acting as agents for Albertson's to solicit offers by various institutions to purchase Debt Securities from Albertson's pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Albertson's. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Various of the underwriters who participate in the distribution of Debt Securities and their affiliates may perform various commercial banking and investment banking services for Albertson's from to time in the ordinary course of business.

     The place and time of delivery for the Debt Securities in respect of which this prospectus is delivered are set forth in the applicable prospectus supplement.

     Unless otherwise indicated in the applicable prospectus supplement, each series of Debt Securities will be in a new issue of securities, will not have an established trading market when issued and will not be listed on any securities exchange. Any underwriters or agents to or through whom Debt Securities are sold by Albertson's for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                                 LEGAL OPINIONS

     Certain legal matters relating to the validity of the Debt Securities offered hereby will be passed upon for Albertson's by Thomas R. Saldin, Esq., Executive Vice President, Administration and General Counsel of Albertson's.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Albertson's Annual Report on Form 10-K for the year ended January 29, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes and Debentures offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
             Prospectus Supplement

Forward-Looking Statements...............   S-3
The Company..............................   S-3
Use of Proceeds..........................   S-4
Capitalization...........................   S-5
Selected Consolidated Financial Data.....   S-6
Description of Notes and Debentures......   S-7
Underwriting.............................  S-13
Legal Matters............................  S-14
Experts..................................  S-14

                  Prospectus

About This Prospectus....................     2
Where You Can Find More Information......     2
Albertson's, Inc. .......................     3
Use of Proceeds..........................     3
Ratio of Earnings to Fixed Charges.......     4
Description of Debt Securities...........     4
Plan of Distribution.....................    15
Legal Opinions...........................    17
Experts..................................    17

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                                  $500,000,000
                               ALBERTSON'S, INC.
                                 $     ,000,000
                              % Senior Notes due 20
                                 $     ,000,000
                            % Senior Debentures due 20
                             ----------------------

                             ALBERTSON'S, INC. LOGO
                             ----------------------
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                           WACHOVIA SECURITIES, INC.
                          FIRST UNION SECURITIES, INC.
                        THE WILLIAMS CAPITAL GROUP, L.P.

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